Exhibit 99.1

Fast Track Events Rebrands to Fast Track Entertainment, Marking a Strategic Evolution Beyond Events

Corporate rebrand reinforces the Company’s ambition to shape global entertainment from Asia, creating influence that lives on long after the lights go out

SINGAPORE, January 20, 2026 – FAST TRACK GROUP (NASDAQ: FTRK) (“Fast Track” or the “Company”), a leading entertainment-focused event management and celebrity agency company, announced its rebrand to Fast Track Entertainment, marking an evolution beyond events into a broader entertainment platform focused on influence, talent, and long-term brand impact.

Founded in Singapore in 2012, Fast Track built its reputation and rich history through live events and activations across Asia. What began as moments on stage has since grown into deeper collaborations across the broader entertainment ecosystem, spanning talent partnerships, brand storytelling, and cultural engagement.

“Events just create moments, whereas entertainment creates longstanding influence,” said Harris Lim, CEO of Fast Track Entertainment. “This rebrand reflects our corporate ethos and how our role has evolved, shaping the way we create value today through our collaborations with brands, partners, and celebrities.”

Today, Fast Track Entertainment operates at the intersection of entertainment, celebrity collaboration, and brand partnerships. By combining its event heritage with a broader entertainment ecosystem, the company works with brands and partners to create impact that extends beyond a single activation and continues to resonate across platforms and audiences. As Fast Track Entertainment enters its next chapter, the company continues to strengthen its capabilities and partnerships across APAC and beyond. This includes deeper engagement with high-profile clients and ongoing collaboration with celebrities to support their global brand growth.

Fast Track Entertainment continues to prepare for upcoming regulatory filings and corporate updates relating to initiatives under evaluation that align with the Company’s long-term strategic direction. The rebranding initiative, from Fast Track Events to Fast Track Entertainment, is designed to support expansion beyond the Company’s traditional focus on live entertainment and celebrity agency services. Fast Track believes this approach may strengthen its position within the entertainment sector while creating opportunities for strategic collaborations and revenue diversification.

About FAST TRACK GROUP

Fast Track Entertainment is a leading entertainment-focused event management and celebrity agency company. Since inception in Singapore in 2012, the Company has expanded across Asia Pacific, earning a reputation for being the preferred partner for event and endorsement organizers in the region. Fast Track Entertainment goes beyond traditional event management, offering value-added services such as technical production planning, celebrity sourcing, celebrity engagement consultancy and event manpower support, all tailored to the highest standards.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations

Gateway Group, Inc.

949-574-3860

FTRK@gateway-grp.com